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                               February 1, 2021

       Joseph Francella
       Chief Executive Officer
       Limitless Venture Group Inc.
       121 E. 36th Street
       Tulsa, OK 74106

                                                        Re: Limitless Venture
Group Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed January 27,
2021
                                                            File No. 024-11128

       Dear Mr. Francella:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 3 to Form 1-A filed January 27, 2021

       Item 7. Description of Business, page 15

   1. We note your response to prior comment 1 and revised disclosure and reissue in part. In addition, we note your
disclosure of your various acquisition agreements you entered into recently, including
Jasper Benefit Solutions, LLC, Keto Sports, Inc. and Black Ghost
                                                        Enterprises, Inc.
Please file your material acquisition agreements as an exhibit to the offering circular or
tell us why it is not material. Refer to Item 17 of Part III to Form 1-A.
       Market Opportunity, page 15

   2. We note your updated disclosure, including the claim that, "Jasper's positioning in the small to medium Groups
market is considered largely underserved and valued at over $30 billion in the US
Mid-Atlantic region alone." Please disclose the basis for this statement.
 Joseph Francella
Limitless Venture Group Inc.
February 1, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jason L. Drory at 202-551-8342 or Celeste Murphy at 202-551-3257
with any questions.



                                                             Sincerely,
FirstName LastNameJoseph Francella
                                                             Division of
Corporation Finance
Comapany NameLimitless Venture Group Inc.
                                                             Office of Life
Sciences
February 1, 2021 Page 2
cc:       Thomas C. Cook
FirstName LastName